</SEC-HEADER>
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 31)

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    210226106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David J. Winters
                            Wintergreen Advisers, LLC
                          333 Route 46 West, Suite 204
                        Mountain Lakes, New Jersey 07046
                                 (973) 263-2600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 5, 2012
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,543,075

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,543,075

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,543,075 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.5%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     777,024

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     777,024

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     777,024 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.3%

14.  TYPE OF REPORTING PERSON*

     IV

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     391,114

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     391,114

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     391,114 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Offshore Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     213,762

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     213,762

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     213,762 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Renaissance Global Markets Fund

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     161,175

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     161,175

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     161,175 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David J. Winters

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,543,075

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,543,075

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,543,075 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.5%

14.  TYPE OF REPORTING PERSON*

     IN

 CUSIP No. 210226106
           ---------------------

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Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
      Daytona Beach, Florida 32117.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This statement is being filed by (i) Wintergreen Fund, Inc, a Maryland USA corporation registered as an investment company under the Investment Company Act of 1940, as amended ("Wintergreen Fund"), (ii) Wintergreen Partners Fund, LP, an unregistered pooled investment vehicle organized as a Delaware USA limited partnership ("Wintergreen Partners"), (iii) Wintergreen Partners Offshore Master Fund, Ltd., an unregistered pooled investment vehicle organized as a Cayman Islands exempted company ("Wintergreen Offshore"), (iv) Renaissance Global Markets Fund, a mutual fund trust organized under the laws of Ontario Canada ("Renaissance"), (v) Wintergreen Advisers, LLC, ("Wintergreen Advisers"), a Delaware USA limited liability company which acts as investment manager of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, Renaissance and other investment vehicles, and (vi) David J. Winters, a citizen of the United States ("David Winters"), the managing member and portfolio manager of Wintergreen Advisers. (Each of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, Renaissance, Wintergreen Advisers, and David Winters may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The principal business and principal office address of each of David Winters, Wintergreen Fund, Wintergreen Partners and Wintergreen Advisers is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or Administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen Advisers may be deemed to beneficially own 1,543,075 Shares.

As of the date hereof Wintergreen Fund beneficially owns 777,024 Shares.

As of the date hereof Wintergreen Partners beneficially owns 391,114 Shares.

As of the date hereof Wintergreen Offshore beneficially owns 213,762 Shares.

As of the date hereof Renaissance beneficially owns 161,175 Shares.

The source of funds used to purchase the securities reported herein was the working capital of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, and Renaissance. The aggregate funds used by the forgoing Reporting Persons to make the purchases was approximately $88.7 million.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

On March 5, 2012, the Issuer and Wintergreen Advisers issued a joint press release (the "March 5 Press Release") reporting an amicable resolution of their disagreement related to Wintergreen Advisers' statutory request for production of documents. A copy of the March 5 Press Release is attached hereto as Exhibit B and incorporated herein by reference.

The Reporting Persons may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Other than as described herein, the Reporting Persons do not have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Wintergreen Advisers as investment manager of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore and Renaissance, and David Winters, a managing member and portfolio manager of Wintergreen Advisers may be deemed to be the beneficial owner of 1,543,075 Shares, constituting 26.5% of the Shares of the Issuer, based upon 5,829,464 Shares outstanding as of the date of this filing.

     Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,543,075 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,543,075 Shares.

Wintergreen Advisers specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     David Winters has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,543,075 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,543,075 Shares.

David Winters specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 777,024 Shares (1), constituting 13.3% of the Shares of the Issuer, based upon 5,829,464 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 777,024 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 777,024 Shares.


(a, b) As of the date hereof, Wintergreen Partners is the beneficial owner of 391,114 Shares (1), constituting 6.7% of the Shares of the Issuer, based upon 5,829,464 Shares outstanding as of the date of this filing.

     Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 391,114 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 391,114 Shares.


(a, b) As of the date hereof, Wintergreen Offshore is the beneficial owner of 213,762 Shares (1), constituting 3.7% of the Shares of the Issuer, based upon 5,829,464 Shares outstanding as of the date of this filing.

     Wintergreen Offshore has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 213,762 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 213,762 Shares.


(a, b) As of the date hereof, Renaissance is the beneficial owner of 161,175 Shares (1), constituting 2.8% of the Shares of the Issuer, based upon 5,829,464 Shares outstanding as of the date of this filing.

     Renaissance has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 161,175 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 161,175 Shares.


     (c) None of the Reporting Persons has effected any transactions in the Shares during the past sixty days or since the most recent filing of Schedule 13D.


     (d) N/A

     (e) N/A

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Press Release dated March 5, 2012

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Partners Offshore Master Fund, Ltd.
By: Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Renaissance Global Markets Fund
By: David J. Winters, Attorney-in-Fact

/s/ David J. Winters
______________________________________

David J. Winters

/s/ David J. Winters
______________________________________

March 5, 2012



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT
The undersigned agree that this Amendment No 31 to Schedule 13D dated March 5, 2012, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Advisers, LLC.
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Partners Offshore Master Fund, Ltd.
By: Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Renaissance Global Markets Fund
By: David J. Winters, Attorney-in-Fact

/s/ David J. Winters
______________________________________

David J. Winters

/s/ David J. Winters
March 5, 2012

                                                                Exhibit B

Contact:    Bruce Teeters, Sr. Vice President
            bteeters@ctlc.com
Phone:      (386) 944-5629
Facsimile:  (386) 274-1223

Wintergreen Contacts: Hedda Nadler
                      Tom Pinto
Hedda@mountandnadler.com
Tom@mountandnadler.com
(212) 759-4440

WINTERGREEN ADVISERS, LLC REPORTS AMICABLE RESOLUTION WITH CONSOLIDATED-TOMOKA LAND CO.

DAYTONA BEACH, FLORIDA, March 5, 2012 ... Consolidated-Tomoka Land Co. (NYSE Amex-CTO) Consolidated-Tomoka Land Co. and Wintergreen Advisers, LLC are pleased to announce that they have amicably resolved their disagreement related to Wintergreen's statutory request for production of documents. Consolidated-Tomoka Chief Executive Officer John Albright commented, "We are pleased to put this dispute behind us. On behalf of the company and its board of directors, I thank Wintergreen Advisers for its constructive role as a Consolidated-Tomoka shareholder. We have taken a number of steps to improve operation and management of the Company and its assets based on a number of suggestions and observations made by Wintergreen, such as:

- The Board of Directors and the shareholders approved an amendment to the Company's charter requiring the annual elections of all Directors;

- The Company engaged a new management company to manage LPGA International;

- The Company hired a national brokerage company to assist it in selling some of its net leased properties;

- The Board strengthened director qualifications and the Company's standards of corporate governance, business conduct, and ethics;

- The Board adopted stock ownership guidelines for directors and executive officers;

- The Company has frozen or eliminated executive and employee benefits including deferred compensation and the pension plan, among others; and,

- The Board of Directors adopted a resolution to reduce the size of the Board to nine directors for 2012, with a goal of having no more than seven directors by the 2014 annual meeting and no more than nine directors in 2012, which will be met as a result of the decision of two directors not to seek re-election to the Board at the 2012 annual meeting, and the retirement of William H. McMunn from the Board.

David J. Winters, Chief Executive Officer of Wintergreen Advisers remarked, "Wintergreen thanks Consolidated-Tomoka's new CEO, John Albright, its new
Chairman of the Board, Jeff Fuqua, and all of its directors who have successfully steered the Company through a difficult period and helped us reach a resolution. An incredible amount of progress has been made at Consolidated-Tomoka. We look forward to Consolidated-Tomoka's future with a renewed sense of optimism and confidence - it is our firm belief that the Company's best days lie ahead of it. Consolidated-Tomoka has a first class team in place who we believe will make every effort to unlock the intrinsic value of the Company and create long-term value for all shareholders."

Consolidated-Tomoka's Chief Executive Officer, John Albright stated, "Wintergreen has provided many valuable insights to the Company, serving in a constructive role as its largest shareholder and the Directors and management wish to express to Wintergreen and all of its investors our sincere gratitude and appreciation. We look forward to delivering results for all Company shareholders."

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